United States

Securities and Exchange Commission

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed

Pursuant to § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

Spotify Technology S.A.

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

L8681T102

(CUSIP Number)

December 31, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. L8681T102	Schedule 13G	Page 1 of 8

1	Names of Reporting Persons Martin Lorentzon
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Sweden
Number of Shares Beneficially Owned by Each Reporting Person With		5	Sole Voting Power 7,863
		6	Shared Voting Power 22,372,512
		7	Sole Dispositive Power 7,863
		8	Shared Dispositive Power 22,372,512
9	Aggregate Amount Beneficially Owned by Each Reporting Person 22,380,375
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 12.1%
12	Type of Reporting Person
IN

CUSIP No. L8681T102	Schedule 13G	Page 2 of 8

1	Names of Reporting Persons Amaltea S.à r.l
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Luxembourg
Number of Shares Beneficially Owned by Each Reporting Person With		5	Sole Voting Power 0
		6	Shared Voting Power 22,372,512
		7	Sole Dispositive Power 0
		8	Shared Dispositive Power 22,372,512
9	Aggregate Amount Beneficially Owned by Each Reporting Person 22,372,512
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9
12.1%
12	Type of Reporting Person OO (Luxembourg Limited Liability Company)

CUSIP No. L8681T102	Schedule 13G	Page 3 of 8

1	Names of Reporting Persons Rosello Company Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Republic of Cyprus
Number of Shares Beneficially Owned by Each Reporting Person With		5	Sole Voting Power 0
		6	Shared Voting Power 22,372,512
		7	Sole Dispositive Power 0
		8	Shared Dispositive Power 22,372,512
9	Aggregate Amount Beneficially Owned by Each Reporting Person 22,372,512
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 12.1%
12	Type of Reporting Person
CO

CUSIP No. L8681T102	Schedule 13G	Page 4 of 8

ITEM 1.	(a) Name of Issuer:

Spotify Technology S.A. (the “Issuer”)

(b) Address of Issuer’s Principal Executive Offices:

42-44, avenue de la Gare

L-1610 Luxembourg

Grand Duchy of Luxembourg

ITEM 2.	(a) Name of Person Filing:

Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.” This statement is filed on behalf of:

Martin Lorentzon

Amaltea S.à r.l. (“Amaltea”)

Rosello Company Limited (“Rosello”)

(b) Address or Principal Business Office:

The business address for Martin Lorentzon is 42-44, avenue de la Gare, L-1610 Luxembourg, Grand Duchy of Luxembourg, for Amaltea is 18 rue de l’Eau, 1449 Luxembourg and for Rosello is 22 Stasikratous Street, Office 001, 1065 Nicosia, Cyprus.

(c) Citizenship of each Reporting Person is:

Martin Lorentzon is a citizen of Sweden, Amaltea is organized under the laws of Luxembourg and Rosello is organized under the laws of the Republic of Cyprus.

(d) Title of Class of Securities:

Ordinary Shares, €0.000625 par value per share (“Ordinary Shares”).

(e) CUSIP Number:

L8681T102

ITEM 3.

Not applicable.

CUSIP No. L8681T102	Schedule 13G	Page 5 of 8

ITEM 4.	Ownership.

(a-c)

The following sets forth, as of the date of this Schedule 13G, the aggregate number and percentage of Ordinary Shares beneficially owned by the Reporting Persons, as well as the number of Ordinary Shares as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition of, as of the date hereof, based on 184,325,957 Ordinary Shares outstanding as of December 31, 2019.

Reporting Person	Amount beneficially owned	Percent of class:	Sole power to vote or to direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Martin Lorentzon	22,380,375	12.1%	7,863	22,372,512	7,863	22,372,512
Amaltea S.à r.l.	22,372,512	12.1%	0	22,372,512	0	22,372,512
Rosello Company Limited	22,372,512	12.1%	0	22,372,512	0	22,372,512

Rosello holds 22,372,512 Ordinary Shares. Amaltea is the sole shareholder of Rosello, and Martin Lorentzon is the sole shareholder of Amaltea. As a result, each of Amaltea and Martin Lorentzon may be deemed to share beneficial ownership of the Ordinary Shares held by Rosello.

In addition, Mr. Lorentzon holds 2,766 Ordinary Shares and may be deemed to beneficially own 446 Ordinary Shares issuable pursuant to restricted stock units that will vest on or before March 1, 2020 and 4,651 Ordinary Shares underlying stock options that are currently exercisable or will become exercisable within 60 days of December 31, 2019.

ITEM 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

CUSIP No. L8681T102	Schedule 13G	Page 6 of 8

ITEM 8.	Identification and Classification of Members of the Group.

Not applicable.

ITEM 9.	Notice of Dissolution of Group.

Not applicable.

ITEM 10.	Certification.

Not applicable.

CUSIP No. L8681T102	Schedule 13G	Page 7 of 8

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    February 12, 2020

/s/ Martin Lorentzon
Martin Lorentzon

Amaltea S.à r.l.

By:	/s/ Pär Ceder
Name:	Pär Ceder
Title:	Director

Rosello Company Limited

By:	/s/ Pär Ceder
Name:	Pär Ceder
Title:	Director

CUSIP No. L8681T102	Schedule 13G	Page 8 of 8

LIST OF EXHIBITS

Exhibit No.	Description

99	Joint Filing Agreement (incorporated by reference to Exhibit 99 to the Schedule 13G filed by the Reporting Person on February 12, 2019).